**KUALA LUMPUR KEPONG BERHAD**

(15043-V)
www.klk.com.my

**BY COURIER**

Our Ref : KLK/SE

7 September 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

RECEIVED
2004 SEP 13 A 8:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

**ANNOUNCEMENT : FILE NO. 82-5022**
**Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934**

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

| DATE | TITLE |
|---|---|
| | **GENERAL ANNOUNCEMENT** |
| 20 August 2004 | Schedule For Release Of 3rd Quarter Results |
| 7 Sept. 2004 | Listed Companies' Crop – August 2004 |
| | **FINANCIAL RESULTS** |
| 25 August 2004 | 3rd Quarterly Report |

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[ J. C. Lim ]
Company Secretary

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

DW 9/13

Form Version 2.0

## General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **20/08/2004 09:09:53 AM**
Reference No **KL-040820-5A5FF**

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J.C. Lim** |
| * Designation | : | **Company Secretary** |



* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Schedule for Release of 3rd Quarter Results**

* **Contents :-**

We wish to advise that the 3rd Quarter Results (April to June 2004) of the KLK Group is scheduled for release on Wednesday, 25 August 2004 evening.

ska

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Form Version 2.0

# General Announcement

Submitted by KUALA LUMPUR KEPONG on 07/09/2004 11:40:22 AM
Reference No KL-040907-3C48C

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J C Lim** |
| * Designation | : | **Company Secretary** |

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
**Listed Companies' Crop**
**August 2004**

* **Contents :-**

We submit below the crop figures for the month of **August 2004** :-

| | | |
|---|---|---|
| 1. | Rubber | 2,652,795 kg |
| 2. | Fresh Fruit Bunches | 176,609 mt |
| 3. | Crude Palm Oil | 38,261 mt |
| 4. | Palm Kernel | 9,038 mt |

/gcs

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

Form Version 2.0

# Financial Results

Submitted by KUALA LUMPUR KEPONG on 25/08/2004 05:02:17 PM
Reference No KL-040825-F4B69

| | | |
|---|---|---|
| Submitting Merchant Bank (if applicable) | : | |
| Submitting Secretarial Firm Name (if applicable) | : | |
| * Company name | : | **Kuala Lumpur Kepong Berhad** |
| * Stock name | : | **KLK** |
| * Stock code | : | **2445** |
| * Contact person | : | **J C Lim** |
| * Designation | : | **Company Secretary** |

## Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : 30/06/2004
* **Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End** : 30/09/2004
* **The figures** : ○ have been audited ● have not been audited

**Please attach the full Quarterly Report here:**

qtrly rpt.doc

**Remarks:**

## Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

**Summary of Key Financial Information for the financial period ended**
*** 30/06/2004**

| | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|
| | CURRENT YEAR QUARTER * | PRECEDING YEAR CORRESPONDING QUARTER | CURRENT YEAR TO DATE * | PRECEDING YEAR CORRESPONDING PERIOD |
| | 30/06/2004 | 30/06/2003 | 30/06/2004 | 30/06/2003 |
| | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 | [dd/mm/yyyy] RM'000 |

| | | | | | |
|---|---|---|---|---|---|
| 1 | Revenue | 978,205 | 934,213 | 2,905,015 | 2,566,181 |
| 2 | Profit/(loss) before tax | 129,842 | 124,387 | 457,315 | 411,236 |
| 3 | Profit/(loss) after tax and minority interest | 94,028 | 85,547 | 323,154 | 290,887 |
| 4 | Net profit/(loss) for the period | 94,028 | 85,547 | 323,154 | 290,887 |
| 5 | Basic earnings/(loss) per share (sen) | 13.24 | 12.05 | 45.52 | 40.97 |
| 6 | Dividend per share (sen) | 0.00 | 0.00 | 6.00 | 6.00 |

| | | | |
|---|---|---|---|
| | | **AS AT END OF CURRENT QUARTER*** | **AS AT PRECEDING FINANCIAL YEAR END** |
| 7 | Net tangible assets per share (RM) | 5.4200 | 5.2100 |

Remarks :

**An interim dividend of 6 sen per share tax exempt was declared by the Directors for the 2nd Quarter on 17 May 2004 in respect of the financial year ending 30 September 2004 (2003 : 6 sen per share less 28% Malaysian income tax).**

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

## Part A3 : ADDITIONAL INFORMATION

| | | INDIVIDUAL QUARTER | | CUMULATIVE QUARTER | |
|---|---|---|---|---|---|
| | | CURRENT YEAR QUARTER* 30/06/2004 16 [dd/mm/yyyy] RM'000 | PRECEDING YEAR CORRESPONDING QUARTER 30/06/2003 16 [dd/mm/yyyy] RM'000 | CURRENT YEAR TO DATE* 30/06/2004 16 [dd/mm/yyyy] RM'000 | PRECEDING YEAR CORRESPONDING PERIOD 30/06/2003 16 [dd/mm/yyyy] RM'000 |
| 1 | Profit/(Loss) from operations | 124,390 | 120,683 | 431,929 | 383,314 |
| 2 | Gross interest income | 4,127 | 3,864 | 13,453 | 10,994 |
| 3 | Gross interest expense | 1,249 | 1,595 | 4,383 | 4,118 |

**Note: The above information is for the Exchange internal use only.**

# KUALA LUMPUR KEPONG BERHAD
**(15043-V)**
**(Incorporated in Malaysia)**

## Condensed Consolidated Income Statement
## For the third quarter ended 30 June 2004
(The figures have not been audited.)

| | Individual Quarter | | Cumulative Quarter | |
|---|---|---|---|---|
| | 3 months ended 30 June | | 9 months ended 30 June | |
| | 2004 RM'000 | 2003 RM'000 | 2004 RM'000 | 2003 RM'000 |
| Revenue | 978,205 | 934,213 | 2,905,015 | 2,566,181 |
| Operating expenses | (872,282) | (816,347) | (2,505,954) | (2,195,005) |
| Other operating income | 18,467 | 2,817 | 32,868 | 12,138 |
| Operating profit | 124,390 | 120,683 | 431,929 | 383,314 |
| Finance cost | (1,249) | (1,595) | (4,383) | (4,118) |
| Share of results of associated companies | 6,701 | 5,299 | 29,769 | 32,040 |
| Profit before taxation | 129,842 | 124,387 | 457,315 | 411,236 |
| Tax expense | (33,358) | (32,863) | (119,996) | (107,747) |
| Profit after taxation | 96,484 | 91,524 | 337,319 | 303,489 |
| Minority interests | (2,456) | (5,977) | (14,165) | (12,602) |
| Net profit for the period | 94,028 | 85,547 | 323,154 | 290,887 |
| | Sen | Sen | Sen | Sen |
| Earnings per share - Basic | 13.24 | 12.05 | 45.52 | 40.97 |
| - Diluted | N/A | N/A | N/A | N/A |

N/A - Not applicable

*The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.*

# KUALA LUMPUR KEPONG BERHAD
**(15043-V)**
**(Incorporated in Malaysia)**

## Condensed Consolidated Balance Sheet
**As at 30 June 2004**
(The figures have not been audited.)

| | 30 June 2004 | 30 September 2003 |
|---|---|---|
| | RM'000 | RM'000 |
| Property, plant and equipment | 2,456,782 | 2,273,656 |
| Property development | 54,652 | 54,652 |
| Associated companies | 535,049 | 497,020 |
| Other investments | 93,733 | 82,473 |
| Deferred tax assets | 4,541 | 9,490 |
| Intangible assets | 19,427 | 18,837 |
| Goodwill on consolidation | 60,369 | 60,369 |
| | 3,224,553 | 2,996,497 |
| Current assets | | |
| Inventories | 471,662 | 478,133 |
| Trade and other receivables | 426,884 | 419,981 |
| Property development | 20,857 | 23,286 |
| Cash and cash equivalents | 618,010 | 606,545 |
| | 1,537,413 | 1,527,945 |
| Current liabilities | | |
| Trade and other payables | 337,497 | 277,368 |
| Taxation | 28,338 | 38,197 |
| Borrowings | 97,604 | 139,098 |
| Finance leases | 192 | 260 |
| Dividend payable | 42,599 | - |
| | 506,230 | 454,923 |
| Net current assets | 1,031,183 | 1,073,022 |
| | 4,255,736 | 4,069,519 |
| Share capital | 712,516 | 712,516 |
| Reserves | 3,232,126 | 3,076,762 |
| | 3,944,642 | 3,789,278 |
| Less: Cost of treasury shares | (13,447) | (13,447) |
| Shareholders' equity | 3,931,195 | 3,775,831 |
| Minority interests | 135,924 | 125,078 |
| Long term and deferred liabilities | | |
| Deferred tax liabilities | 156,037 | 135,876 |
| Provision for retirement benefits | 13,452 | 13,429 |
| Finance leases | 254 | 367 |
| Borrowings | 18,874 | 18,938 |
| | 188,617 | 168,610 |
| | 4,255,736 | 4,069,519 |
| Net tangible assets per share (RM) | 5.42 | 5.21 |

*The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year*

**KUALA LUMPUR KEPONG BERHAD**
**(15043-V)**
**(Incorporated in Malaysia)**

**Condensed Consolidated Statement of Changes in Equity**
**For the third quarter ended 30 June 2004**
(The figures have not been audited.)

| | Share capital RM'000 | Capital reserve RM'000 | Revaluation reserve RM'000 | Capital redemption reserve RM'000 | Exchange fluctuation reserve RM'000 | General reserve RM'000 | Revenue reserve RM'000 | Treasury shares RM'000 | Total RM'000 |
|---|---|---|---|---|---|---|---|---|---|
| :ober 2003 | 712,516 | 1,158,255 | 49,745 | 11,735 | 97,626 | 14,337 | 1,745,064 | (13,447) | 3,775,831 |
| ;)/gain not recognised in the income statement | - | (44) | - | 1,032 | (16,711) | - | (12,343) | - | (28,066) |
| it for the year | - | - | - | - | - | - | 323,154 | - | 323,154 |
| ds paid | - | - | - | - | - | - | (97,125) | - | (97,125) |
| d payable | - | - | - | - | - | - | (42,599) | - | (42,599) |
| from revenue reserve to capital reserve | - | 22,375 | - | - | - | - | (22,375) | - | - |
| ne 2004 | 712,516 | 1,180,586 | 49,745 | 12,767 | 80,915 | 14,337 | 1,893,776 | (13,447) | 3,931,195 |
| :ober 2002 | 712,516 | 1,155,919 | 53,345 | 10,385 | 43,604 | 14,337 | 1,515,329 | (13,447) | 3,491,988 |
| f adopting MASB 25 | - | - | (3,600) | - | - | - | (42,481) | - | (46,081) |
| ted | 712,516 | 1,155,919 | 49,745 | 10,385 | 43,604 | 14,337 | 1,472,848 | (13,447) | 3,445,907 |
| /(loss) not recognised in the income statement | - | 10,257 | - | - | 62,147 | - | (2,744) | - | 69,660 |
| it for the period | - | - | - | - | - | - | 290,887 | - | 290,887 |
| ds paid | - | - | - | - | - | - | (71,566) | - | (71,566) |
| d payable | - | - | - | - | - | - | (30,671) | - | (30,671) |
| from capital reserve to revenue reserve | - | (417) | - | - | - | - | 417 | - | - |
| ne 2003 | 712,516 | 1,165,759 | 49,745 | 10,385 | 105,751 | 14,337 | 1,659,171 | (13,447) | 3,704,217 |

*lensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.*

**KUALA LUMPUR KEPONG BERHAD**
**(15043-V)**
**(Incorporated in Malaysia)**

## Condensed Consolidated Cash Flow Statement
## For the third quarter ended 30 June 2004

(The figures have not been audited.)

| | 9 months ended 30 June 2004 | 9 months ended 30 June 2003 |
|---|---|---|
| | RM'000 | RM'000 |
| **Cash Flows from Operating Activities** | | |
| Profit before taxation | 457,315 | 411,236 |
| Adjustment for non-cash flow :- | | |
| Non-cash items | 35,870 | 37,285 |
| Non-operating items | (12,993) | (9,016) |
| Operating profit before working capital changes | 480,192 | 439,505 |
| Working capital changes :- | | |
| Net change in current assets | 18,944 | (106,608) |
| Net change in current liabilities | 60,129 | 37,979 |
| Cash generated from operations | 559,265 | 370,876 |
| Interest paid | (4,383) | (4,118) |
| Tax paid | (88,024) | (48,831) |
| Retirement benefit paid | (2,530) | (684) |
| Net cash generated from operating activities | 464,328 | 317,243 |
| **Cash Flow from Investing Activities** | | |
| Equity investments | (4,115) | (2,490) |
| Other investments | (300,785) | (114,187) |
| Net cash used in investing activities | (304,900) | (116,677) |
| **Cash Flow from Financing Activities** | | |
| Bank borrowings | (30,533) | 20,290 |
| Transactions with owners as owners | (97,125) | (76,724) |
| Dividends paid to minority shareholders | (5,829) | - |
| Issue of shares to minority shareholder | 3,799 | - |
| Net cash used in financing activities | (129,688) | (56,434) |
| Net increase in cash and cash equivalents | 29,740 | 144,132 |
| Cash and cash equivalents at 1 October | 581,962 | 383,536 |
| | 611,702 | 527,668 |
| Foreign exchange difference on opening balance | 229 | (7,609) |
| Cash and cash equivalents at 30 June | 611,931 | 520,059 |

*The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report*

**KUALA LUMPUR KEPONG BERHAD**
**(15043-V)**
**(Incorporated in Malaysia)**

**Notes to Interim Financial Report**

A Explanatory Notes as required by MASB 26

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board ("MASB") Standard 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2003 except for the adoption of a new approved accounting standard, MASB 29 - Employee Benefits. The adoption of MASB 29 does not have any material impact on the results of the Group for the financial period.

A2. Audit Report

The audit report for the financial year ended 30 September 2003 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

| | 9 months ended 30 June | |
|---|---|---|
| | 2004<br>RM'000 | 2003<br>RM'000 |
| Final paid | | |
| 2003 - 9 sen per share less tax<br>(2002 - 9 sen per share less tax) | 46,007 | 46,007 |
| Special paid | | |
| 2003 - 10 sen per share less tax<br>(2002 - 5 sen per share less tax) | 51,118 | 25,559 |
| | 97,125 | 71,566 |

A8. Segment Information

Segment information is presented in respect of the Group's business segments. Inter-segment pricing is determined based on current market prices.

| | 9 months ended 30 June | | | |
|---|---|---|---|---|
| | Revenue | | Profit/(Loss) before tax | |
| | 2004 RM'000 | 2003 RM'000 | 2004 RM'000 | 2003 RM'000 |
| Plantation | 1,256,234 | 1,103,931 | 319,941 | 281,729 |
| Manufacturing | 1,073,175 | 944,001 | 58,245 | 76,529 |
| Retailing | 575,705 | 519,323 | 16,764 | 15,294 |
| Property development | 36,139 | 30,680 | 8,994 | 4,790 |
| Investment holding | 62,029 | 26,073 | 17,376 | 13,134 |
| Others | 18,522 | 12,366 | 2,189 | 247 |
| | 3,021,804 | 2,636,374 | 423,509 | 391,723 |
| Inter-segment elimination | (116,789) | (70,193) | - | - |
| | 2,905,015 | 2,566,181 | 423,509 | 391,723 |
| Corporate | | | 8,420 | (8,409) |
| | | | 431,929 | 383,314 |
| Finance cost | | | (4,383) | (4,118) |
| Share of results of associated companies | | | 29,769 | 32,040 |
| | | | 457,315 | 411,236 |

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date

In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

There were no changes in the composition of the Group arising from business combinations, acquisition or disposal of subsidiary companies and long term investments, restructurings and discontinued operations for the current quarter under review.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The Group's current quarter's pre-tax profit was 4.4% higher at RM129.8 million when compared to that of the same quarter last year. Whilst the manufacturing sector's results was affected by rising raw material costs, the increase in pre-tax profit came from the plantation sector due to buoyant commodity prices and the surplus arising from land acquired by Government.

For the 9 months ended 30 June 2004, the profit before tax of the Group rose 11.2% to RM457.3 million when compared to the same period the previous year. Benefiting from better commodity prices and increased crop production, the plantation sector contributed the bulk of the profit increase as higher raw material costs reduced the profitability of the manufacturing sector's oleochemical division. Surpluses from Government acquisition of land and disposal of investments were also higher.

B2. Variation of Results to Preceding Quarter

The Group's pre-tax profit for the third quarter dropped 17.4% to RM129.8 million when compared to the results of the preceding quarter. This reduction in profit was largely due to the lower profits achieved from the plantation and manufacturing sectors.

B3 Current Year Prospects

The Directors are of the opinion that the Group's profit for the full financial year will exceed that of the previous year in view of higher plantation profits despite lower contribution from the manufacturing sector.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

| | Individual Quarter 3 months ended 30 June | | Cumulative Quarter 9 months ended 30 June | |
|---|---|---|---|---|
| | 2004 RM'000 | 2003 RM'000 | 2004 RM'000 | 2003 RM'000 |
| Malaysian taxation | 22,482 | 20,799 | 62,985 | 55,206 |
| Overseas taxation | 4,436 | 8,686 | 21,790 | 13,001 |
| Transfer to deferred taxation | 9,550 | 722 | 25,678 | 18,097 |
| | 36,468 | 30,207 | 110,453 | 86,304 |
| (Over)/Under provision in respect of previous years | (4,965) | 384 | (3,533) | 6,704 |
| | 31,503 | 30,591 | 106,920 | 93,008 |
| Share of associated companies' taxation | 1,855 | 2,272 | 13,076 | 14,739 |
| | 33,358 | 32,863 | 119,996 | 107,747 |

The effective tax rates for the current quarter and year to-date are lower than the statutory tax rate due principally to the non-taxable income and availability of tax incentives.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 30 June 2004 (30 June 2003 : Nil).

(b) Sale of properties

| | Individual Quarter 3 months ended 30 June | | Cumulative Quarter 9 months ended 30 June | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Surplus arising from government acquisitions of land | 10,763 | 15 | 10,786 | 3,059 |
| Surplus on sale of land | 286 | - | 286 | 542 |

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

| | Individual Quarter 3 months ended 30 June | | Cumulative Quarter 9 months ended 30 June | |
|---|---|---|---|---|
| | 2004 | 2003 | 2004 | 2003 |
| | RM'000 | RM'000 | RM'000 | RM'000 |
| Purchases of quoted securities | 12,218 | 3,035 | 27,335 | 22,609 |
| Sales proceeds of quoted securities | 220 | 4,893 | 22,374 | 10,043 |
| (Loss)/Surplus on sales of quoted securities | (95) | 526 | 6,054 | 1,231 |

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

| | 30 June 2004 | 30 September 2003 |
|---|---|---|
| | RM'000 | RM'000 |
| At cost | | |
| Associated companies | 156,322 | 156,322 |
| Other investments | 90,066 | 81,802 |
| | 246,388 | 238,124 |
| At carrying value less allowance | | |
| Associated companies | 429,781 | 419,552 |
| Other investments | 88,696 | 77,759 |
| | 518,477 | 497,311 |
| At market value | | |
| Associated companies | 605,729 | 581,260 |
| Other investments | 111,335 | 92,091 |
| | 717,064 | 673,351 |

B8. Status of Corporate Proposals Announced

There were no corporate proposals announced but not completed at the date of this report.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

| | 30 June 2004 | | 30 September 2003 | |
|---|---|---|---|---|
| | RM'000 | Amount in Foreign Currency '000 | RM'000 | Amount in Foreign Currency '000 |
| (a) Repayable within 12 months :- | | | | |
| (i) Term Loans | | | | |
| - Secured | 49,003 | GBP7,136 | 48,940 | GBP7,732 |
| | 1,473 | CAD520 | 1,456 | CAD517 |
| | 6,549 | HKD13,516 | 6,684 | HKD13,615 |
| | - | | 5,152 | AUD2,000 |
| | - | | 24,743 | USD6,500 |
| | 57,025 | | 86,975 | |
| - Unsecured | 20,973 | Rmb45,692 | 27,540 | Rmb60,000 |
| | 77,998 | | 114,515 | |
| (ii) Bank Overdraft | | | | |
| - Secured | 4,073 | USD1,077 | 5,216 | USD1,370 |
| | - | | 4,120 | GBP651 |
| | - | | 11,134 | CAD3,962 |
| | - | | 886 | HKD1,806 |
| | 4,073 | | 21,356 | |
| - Unsecured | 835 | | - | |
| | 1,171 | GBP171 | 3,227 | GBP510 |
| | 6,079 | | 24,583 | |
| (iii) Short Term Borrowing | | | | |
| - Unsecured | 13,527 | USD3,560 | - | |
| Total repayable within 12 months | 97,604 | | 139,098 | |
| (b) Repayable after 12 months :- | | | | |
| Term Loans | | | | |
| - Secured | 1,116 | CAD393 | 1,374 | CAD490 |
| | 8,928 | GBP1,300 | 16,203 | GBP2,560 |
| | 1,232 | HKD2,541 | 1,361 | HKD2,759 |
| | 11,276 | | 18,938 | |
| - Unsecured | 7,598 | USD2,000 | - | |
| Total repayable after 12 months | 18,874 | | 18,938 | |

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 18 August 2004 (being a date not earlier than 7 days from the date of this report) were as follows :-

| | | Currency | Contract Amount | Equivalent Amount | Mature within One Year | Mature in the Second Year |
|---|---|---|---|---|---|---|
| | | | Million | RM million | RM million | RM million |
| (a) | Sale contracts | GBP | 10.8 | 74.8 | 74.8 | - |
| | | AUD | 1.2 | 3.4 | 3.4 | - |
| | | NZD | 1.2 | 3.1 | 3.1 | - |
| | | EURO | 4.6 | 21.4 | 21.4 | - |
| | | USD | 137.0 | 522.1 | 485.7 | 36.4 |
| (b) | Purchase contracts | USD | 1.8 | 7.0 | 7.0 | - |
| | | GBP | 3.9 | 25.2 | 19.7 | 5.5 |

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

There is no pending material litigation as at the date of this report.

B12. Dividend

(a) (i) An interim ordinary dividend has been declared;

(ii) The amount per share : 6 sen per share tax exempt;

(iii) The previous corresponding period :-
Interim Dividend : 6 sen per share less 28% Malaysian income tax

(iv) The date paid : 9 August 2004

(b) The total dividend for the current financial year is 6 sen per share tax exempt (2003 : 6 sen per share less 28% Malaysian income tax).

B13. Earnings Per Share

*Basic earnings per share*

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

| | | Individual Quarter | | Cumulative Quarter | |
|---|---|---|---|---|---|
| | | 3 months ended 30 June | | 9 months ended 30 June | |
| | | 2004 | 2003 | 2004 | 2003 |
| (a) | Net profit for the period (RM'000) | 94,028 | 85,547 | 323,154 | 290,887 |
| (b) | Weighted average number of shares | 709,977,128 | 709,977,128 | 709,977,128 | 709,977,128 |
| (c) | Earnings per share (sen) | 13.24 | 12.05 | 45.52 | 40.97 |

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

25 August 2004